VIA EDGAR and FEDEX

July 17, 2013
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kevin L. Vaughn
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 27, 2013
Filed March 12, 2013
File No. 000-23985

Dear Mr. Vaughn:

On behalf of NVIDIA Corporation (“NVIDIA”), I am responding to comments received from the staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) by letter dated July 8, 2013 (the “Comment”) with respect to NVIDIA's Annual Report on Form 10-K for the year ended January 27, 2013. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff's convenience have been incorporated into this response letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Inventories, page 41

1.
We note your response to prior comments 1 and 2. While the revised disclosure is helpful in describing the factors that impact your inventory reserve, it does not appear to fully describe the reasons for the inventory reserve being so significant relative to your gross inventory balance. Please provide additional information to assist investors in understanding why your inventory reserve balance is so high relative to the gross inventory balance or otherwise clarify for us how the proposed revised disclosure provided in your response letter addresses this question. In this regard, we note your statement that as a fabless semiconductor company you must make commitments to purchase inventory based on forecasts of future demand. Expand your disclosures in future filings to discuss how accurate your estimates of future demand have been in the past.

Response:

NVIDIA respectfully acknowledges the Staff's comment and would like to clarify how our proposed revised disclosure addresses the Staff's questions.

Firstly, we would like to clarify that our proposed expanded disclosure is comprised of two paragraphs - the first one being the paragraph at the bottom of page 41 of our Annual Report on Form 10-K for the year ended January 27, 2013 and the second one being the expanded proposed paragraph that was provided in our previous response to the Staff. When taken together, we believe the disclosures around inventory reserves in these two paragraphs provide a comprehensive understanding of our business to our investors. In order to further clarify, we have copied the complete proposed disclosure below:

“Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory to the lower of cost or estimated market value. Obsolete or unmarketable inventory is completely written off based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our current inventory or our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and we sell products that we have previously written down, our reported gross margin would be favorably impacted.

“As of January 26, 2014, our inventory reserve was $[ ] million which represented [ ]% of our gross inventory balance. As a percentage of our gross inventory balance, our inventory reserve has ranged between 15.0% and 30.6% during fiscal years 2011 through 2014. Our inventory reserve is primarily comprised of certain older generations of GPU and Tegra Processor products. Most of our inventory reserves are recorded based on our inventory levels and future product purchase commitments compared to current assumptions about future demand and market conditions. As a fabless semiconductor company, we must make commitments to purchase inventory based on forecasts of future customer demand. In doing so, we must account for our third-party manufacturers' lead times and constraints. We also adjust to other market factors, such as product offerings and pricing actions by our competitors, new product transitions, and macroeconomic conditions - all of which may impact demand for our products. As these dynamics change, the level of our inventory reserves relative to our gross inventory may fluctuate. For example, during the second quarter of fiscal 2011, rising memory costs and the weakness of the Euro increased end market prices of graphics add-in cards, and the growing economic concerns in Europe and China began to create pressure on discretionary spending. As a result, the market moved towards lower-cost GPUs and PCs with integrated graphics. This unexpected consumer PC market weakness resulted in excess inventory of certain, primarily older generation, products. As a consequence, our results for the second quarter of fiscal 2011 included charges for a large inventory write-down, and our inventory reserve as a percentage of gross inventory increased from 15.0% as of May 2, 2010 to 25.4% as of August 1, 2010. Subsequently, demand for new generation GPU products for desktop and notebook

PCs contributed to an increase in GPU revenue and in our assumptions about future demand, which when compared to our inventory levels and future product purchase commitments, resulted in lower GPU inventory reserves and in an overall decrease in inventory reserve as a percentage of gross inventory balance to 20.3% as of July 29, 2012.”

Secondly, while we strive to minimize inventory reserves and their impact on our results of operations, we do not consider our inventory reserves to be high as a percentage of gross inventory. As indicated in the proposed expanded disclosure above, our inventory reserves as a percentage of gross inventory ranged from 15.0% to 30.6% during the last several fiscal years, and were 22.0% as of the end of fiscal 2013. Our inventory reserves are a function of factors that are both within our control (e.g. management of future purchase commitments) and market conditions that may not be within our control (e.g. global economic recession, changes in consumer buying preferences, etc.). As a result, the need to reserve for inventory beyond our demand forecast can fluctuate over time as we have disclosed within our current and proposed expanded disclosure.

Thirdly, we respectfully submit to the Staff that, in addition to the factors noted above, our consistent practice has been to make appropriate additional disclosures in “Management's Discussion and Analysis - Results of Operations (MD&A)” during any fiscal quarter or year when NVIDIA's results of operations have been impacted by either significant additions to inventory reserves or significant sales of previously-reserved inventory, including a discussion of the underlying nature of such events.

For example, in the last paragraph of Page 31 of our Form 10-Q for the quarter ended August 1, 2010, in the overall discussion of gross margin in MD&A we made the following disclosure:

“Our overall gross margin was 16.6% and 20.2% for the second quarter of fiscal year 2011 and 2010, respectively and 32.6% and 24.0% for the first half of fiscal year 2011 and 2010, respectively. The regression in gross margin for the second quarter of fiscal year 2011 when compared to the second quarter of fiscal year 2010 was impacted by an additional charge related to weak die/packaging material set and also by our write−down of excess inventories. Inventory reserves taken during the second quarter and first half of fiscal year 2011 were approximately $94 million and $122 million higher compared to reserves taken in the second quarter and first half of fiscal year 2010, respectively. Offsetting these charges were the continuing positive impact of improved yields of our 40nm products as well as other manufacturing cost reductions.

On the following page in the “GPU Business” paragraph we continued with:

“Additionally, during the second quarter of fiscal year 2011, unexpected PC market weakness resulted in excess inventory. As a consequence, we recorded related charges for inventory reserves and the gross margin of our GPU Business was negatively impacted by these charges.”

Further, three fiscal quarters subsequent to the above disclosures, we made the following disclosure on page 27 of our Form 10-Q for the quarter ended May 1, 2011 in MD&A in which we highlighted and quantified the impact of sales of previously-reserved inventory on our gross margin:

“Our overall gross margin was 50.4% and 45.6% for the first quarter of fiscal year 2012 and 2011, respectively. The improvement in gross margin for the first quarter of fiscal year 2012 when compared to the first quarter of fiscal year 2011 was attributable to a richer product mix and the continuing positive impact of improved yields of our 40nm products as well as other manufacturing cost reductions. Additionally, our gross margin was favorably impacted by sales of products that were previously written off or written down and sales of such items improved gross margin by approximately 2.7% and 1.2% in the first quarter of fiscal years 2012 and 2011, respectively. Offsetting these releases are provisions for new inventory reserves. The net effect to gross margin from new inventory reserves and sales of items previously written down was a 1.4% favorable impact in the first quarter of fiscal year 2012 and 2.2% unfavorable impact in the first quarter of fiscal year 2011.”

Finally, with respect to the Staff's request for expanded disclosures regarding forecast accuracy in future filings, we respectfully request the Staff to consider our proposed expanded disclosures as adequately fulfilling that request. As indicated in our existing and proposed expanded disclosures, including the risk factor titled “Our failure to estimate customer demand properly could adversely affect our financial results” on page 20 of our Annual Report on Form 10-K for the fiscal year ended January 27, 2013, NVIDIA must consider many factors in addition to estimates of future demand when determining our ongoing level of purchase commitments. Such factors include third-party manufacturer lead times and constraints, competitor product offerings, new product transitions, and macroeconomic conditions, among others. In this ongoing process, we utilize a variety of information in order to estimate future demand. We respectfully note to the Staff that the amount of our inventory reserve itself from quarter to quarter provides investors with information regarding the overall accuracy of our estimates of future demand relative to our gross inventory levels. And, to the extent our inventory reserve is significantly affected by differences between actual demand and forecasted demand, we have provided appropriate additional disclosures in MD&A in the past, and will continue to do so in future filings.

In summary, we believe the combination of the expanded disclosures above and our current MD&A disclosures provide our investors with a comprehensive level of information to help them understand our inventory reserves and their impact on our results of operations.

* * * *

In addition, NVIDIA acknowledges:

•	NVIDIA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NVIDIA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 486-2000, if you have any questions or would like any additional information regarding this matter.
Sincerely,
NVIDIA Corporation
By: /s/ Karen Burns
Karen Burns
Vice President and Interim Chief Financial Officer
cc: David M. Shannon - Executive Vice President, General Counsel and Secretary
Michael J. Byron - Vice President of Finance and Principal Accounting Officer
Eric C. Jensen - Cooley LLP
Gilbert Simonetti III - PricewaterhouseCoopers LLP
Wayne Hedden - PricewaterhouseCoopers LLP